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Trevor Morris

Co-Founder at Gelateria Naia

San Francisco Bay Area

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Gelateria Naia

San Francisco State University

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4 connections

Experience

naia DSD DIRECT STORE DELIVERY

Co-Founder
Gelateria Naia
May 2003 – Present • 15 yrs 2 mos

Staff
The Cheesecake Factory
Apr 2000 – Dec 2002 • 2 yrs 9 mos

Store Manager
Brinker International
Sep 1990 – Dec 1999 • 9 yrs 4 mos
Chili's

Opening Units Team
Brinker International
Feb 1992 – Dec 1995 • 3 yrs 11 mos

Education

San Francisco State University

San Francisco State University
Bachelor's degree, Geography

Interests

San Francisco

San Francisco State University
210,492 followers

Gelateria Naia

Gelateria Naia
31 followers

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